UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Changes

On May 10, 2026, Dómhnal Slattery provided notice to the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) of his intention to resign as Chairman and member of the Board, and subsequently agreed with the Board for his resignation to take effect on May 12, 2026.

Having overseen the achievement of key Company operational and financial milestones, including the recent historic two-way piloted transition flight and closing of a financing package totaling up to $850 million, Mr. Slattery has decided that now is the appropriate time to step down and focus on other business interests.

Mr. Slattery has served as a member of the Board and its Chairman since January 2025, after previously serving as its Chairman from January 2022 to August 2023. The Board thanks Mr. Slattery for his leadership and contribution to the Company’s progress during the period of his service, and wishes him the very best in his future endeavors.

With effect from May 12, 2026, the Board has appointed Ben Story to serve as its interim Chairman pending the appointment of a permanent Chairman. Mr. Story, who has served on the Board since April 2024, is a former member of the Executive Leadership Team at Rolls-Royce Holdings plc, where he led strategy, M&A and major transformation initiatives. He also previously spent over two decades in investment banking, including as Head of UK Investment Banking at Citigroup, and served on the Board of Transport for London. Mr. Story is currently Chair of Digital Catapult, an innovation organization established by Innovate UK, an agency of the UK Government.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207 and File No. 333-292448) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: May 12, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer